January 11, 2010

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:   Lithia Motors, Inc.

        Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 16, 2009

Definitive Proxy statement on Schedule 14A

Filed March 20, 2009

File No. 001-14733

Dear Mr. Owings:

Lithia Motors, Inc. (“Lithia”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 30, 2009, relating to the above referenced filing (the “Filing”).

In this letter, we have recited the Staff’s comments in italicized, bold type, and have followed each comment with Lithia’s response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Signatures, page 63.

1. Please ensure that your report is signed by your Controller or Principal Accounting Officer. In this regard, we note that your Principal Financial Officer, Jeffrey B. DeBoer, signed the report and also appears to serve as your Principal Accounting Officer. If true, please confirm that Mr. Deboer’s execution of the Form 10-K was intended to reflect his capacity as Principal Accounting Officer, in addition to the capacities indicated. Refer to General Instruction D to Form 10-K.

This is to confirm that Jeffrey B. DeBoer, our Chief Financial Officer, was both our Principal Financial Officer and our Principal Accounting Officer in March 2009 when the Form 10-K was signed and filed.  In all future filings, the signature page will either note the dual roles served or include the signature of each person. You will note that in our three Form 10-Q filings after the referenced Form 10-K, Jeffrey B. DeBoer's dual role was noted.

H. Christopher Owings

January 11, 2010

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 28

2. We note your statement on page 28 that you do not maintain a written policy or have written procedures for the review of related party transactions. You state that the Audit Committee reviews and approves all such transactions, and that the Board of Directors reviews and ratifies certain transactions, but you do not describe the standards applied in such review, approval or ratification. Please expand your disclosure to describe your policies and procedures for review, approval or ratification of related party transactions. Refer to Item 404(b) of Regulation S-K.

Previously, the Company has relied upon the definitions of related persons included in Item 404(a) of S-K, and the provisions in our Code of Business Conduct and our Audit Committee Charter, both posted on our corporate website, to address the Audit Committee’s consideration and approval of any transaction with related persons, as prescribed by Item 404(b).  The Committee seeks facts to assure itself that the terms of any transaction with a related party are fair and no more favorable than those which would be provided to an unaffiliated party.  The Audit Committee and the full Board of Directors will consider and adopt a specific written policy with respect to such approval process at its next regular board meeting (February 2010), and a summary of the policy and the other items required by Item 404(b) will be included in this year’s Schedule 14A filing.

We specifically acknowledge that:

        --   the Company is responsible for the adequacy and accuracy of the disclosure in each filing;

         --  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and

        --   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Christopher Owings

January 11, 2010

Please direct your questions or comments to me at (541) 776-6868 or via facsimile at (541) 858-3279.

Very truly yours,

Lithia Motors, Inc.

/s/ Jeffrey B. DeBoer

Jeffrey B. DeBoer

Senior Vice President and Chief Financial
Officer (Principal Financial and
Accounting Officer)

cc:      Sidney B. DeBoer, Chairman and Chief Executive Officer

           Kenneth E. Roberts, Esq., Roberts Kaplan LLP

           Louis P. Miramontes, KPMG LLP